March 30, 2009

By EDGAR Electronic Transmission

Mr. Daniel Morris

Attorney - Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Form 10-K for the fiscal year ended May 25, 2008
Filed July 17, 2008
File No. 001-13666

Dear Mr. Morris:

We are responding to your letter dated January 26, 2009 (“Comment Letter”), in which you provided comments on the Darden Restaurants, Inc. (the “Company”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 25, 2008 that was filed on July 17, 2008, and the Schedule 14A Proxy Statement that was filed on August 4, 2008 (“Proxy Statement”). We appreciate the Staff’s comments. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your Comment Letter. For ease of reference, the Staff’s comments appear in boldface immediately preceding the Company’s responses.

Schedule 14A Proxy Statement

Compensation Discussion and Analysis, page 33

1.	We note your use of targets for your incentive compensation programs. In future filings, please disclose all targets which must be achieved in order for your named executive officers to earn their annual cash bonus and equity incentive compensation. In addition, please disclose which, if any, targets were achieved during the relevant period. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that you must discuss how difficult it would be for you or the named executive officers, as appropriate, to achieve the undisclosed target levels.

The Company will disclose in future filings the diluted net earnings per share and sales growth targets relating to the annual award under the Company’s Management and Professional Incentive Plan (MIP). It also will disclose which of these targets was achieved. While the Compensation Discussion and Analysis for the upcoming proxy statement has not yet been drafted, the applicable disclosure may be substantially equivalent to the following:

“The corporate rating was calculated and based upon the Company’s actual diluted net earnings per share and sales growth for fiscal 2008 compared to the targets of [            ] diluted net earnings per share and [            ] percent sales growth approved by the Committee at the beginning of the fiscal year. As the Company’s actual diluted net earnings per share and sales growth were each [above/below] target, the Company rating for the year was also [above/below] below target.”

External benchmarking, page 36

2.	Refer to page 37 and your discussion under the heading “External Benchmarking.” It appears that you benchmark using two different sets of benchmark survey groups: (i) the 28 companies listed as the peer group from the Towers Perrin database and (ii) companies in the Chain Restaurant Compensation Association (“CRCA”). If true, please revise your executive compensation disclosure in future filings to identify the benchmark companies in the CRCA database as well as those in the peer group. Alternatively, please confirm and clarify in future filings that you benchmark against the named 28 companies only.

The Company used two different sets of benchmarking survey groups: one based on information from Towers Perrin, and one based on the CRCA survey. The Company listed each of the 28 specific companies in the Towers Perrin group, and indicated that the CRCA group included 185 restaurant concepts, without naming each one. Going forward, the Company agrees to specifically list each benchmark company in the CRCA group as well as those in the Towers Perrin group.

We hope that this letter has been responsive to the Staff’s comments. As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. Please do not hesitate to contact the undersigned at 407-245-5286, Cindy Swinson, Vice President and Division General Counsel at 407-245-4424 or Douglas Wentz, Senior Associate General Counsel at 407-245-5811, if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By:	/s/ C. Bradford Richmond
C. Bradford Richmond
Senior Vice President and Chief Financial Officer

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